SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900 and 333-170901.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: November 2, 2011

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES RECORD THIRD QUARTER 2011 RESULTS;
THIRD QUARTER REVENUES INCREASE 14%
YEAR-OVER-YEAR TO $18.7 MILLION
Decline in Revenues Expected in Fourth Quarter

Yokneam, Israel, November 2, 2011 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the third quarter ended September 30, 2011.

Third Quarter 2011 Highlights:

•	Third quarter revenues increased 14% year-over-year and 8% sequentially, reaching $18.7 million

•	Gross margin reached 75.9% on a GAAP basis and 76.3% on a non-GAAP basis

•	Net income was $7.7 million on a GAAP basis, 41% of revenues

•	Net income was $9.9 million on a non-GAAP basis, 53% of revenues

•	Operating cash flow of $5.8 million

•	End of quarter net cash was $127.6 million

Third Quarter 2011 Results:

Total revenues in the third quarter of 2011 were $18.7 million, an increase of 14% compared to $16.4 million in the third quarter of 2010, and an increase of 8% compared to $17.3 million in the second quarter of 2011.

Net income, on a GAAPbasis, for the third quarter of 2011 was $7.7 million, or $0.27 per share (diluted), compared to net income of $4.5 million, or $0.17 per share (diluted), in the third quarter of 2010, and net income of $4.8 million, or $0.17 per share (diluted), in the second quarter of 2011.

Net income, on a non-GAAP basis, for the third quarter of 2011 was $9.9 million, or $0.35 per share (diluted), compared to non-GAAP net income of $8.7 million, or $0.32 per share (diluted), in the third quarter of 2010, and non-GAAP net income of $9.4 million, or $0.33 per share (diluted), in the second quarter of 2011.

Cash, cash equivalents and marketable securities as of September 30, 2011, totaled $127.6 million, compared to $121.0 million as of June 30, 2011. Cash generated from operations during the third quarter was $5.8 million, cash used in investing activities was $0.2 million, cash provided by financing activities (resulting from the exercise of options) was $1.5 million and a decrease of $0.5 million resulted from unrealized loss on marketable securities.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Nine Months 2011 Results

Total revenues for the nine months ended September 30, 2011 were $49.2 million, a year-over-year increase of 10% compared to $44.9 million for the nine months ended September 30, 2010. Net income on a GAAP basis for the nine months ended September 30, 2011 was $13.9 million, or $0.50 per share (diluted), compared to net income of $9.6 million, or $0.37 per share (diluted), for the nine months ended September 30, 2010. Net income on a non-GAAP basis for the nine months ended September 30, 2011 was $24.7 million or $0.87 per share (diluted), compared with non-GAAP net income of $21.8 million, or $0.82 per share (diluted), for the nine months ended September 30, 2010.

Eli Fruchter, CEO of EZchip, commented, “The third quarter of 2011 was another record quarter for EZchip, including achieving an outstanding 53% non-GAAP net income margin. NP-4 continues to make good progress and we expect to start shipping production chips to our customers this quarter.  During the first three quarters of 2011 we shipped a large number of NP-4 samples to our customers – several times the number of NP-3 samples shipped in the comparable NP-3 sampling time period, and double the number of NP-3 chips shipped in the first full production year of NP-3. We believe this is a very strong indication of the revenue potential of NP-4 in the coming years.

“For the near term, the recent mixed market signals combined with discussions of a possible recession are leading contract manufacturers to reduce inventories. Based on current, very preliminary indications, we expect revenues in the fourth quarter of 2011 to decline by 25%-30% compared to the third quarter of 2011. We believe that over the long term, Service Providers will continue to invest in Carrier Ethernet, which will drive demand for our products.”

Conference Call

The Company will be hosting a conference call later today, November 2, 2011, at 10:00am ET, 7:00am PT, 3:00pm UK time and 4:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you intend to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business.  The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, amortization of intangible assets and taxes benefit (taxes on income).  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment.  EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products.  EZchip’s network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks.  Flexibility and integration make EZchip’s solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 31, 2011, as amended on September 27, 2011, and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2011	2010

Revenues	$18,703	$17,306	$16,377	$49,188	$44,862
Cost of revenues	4,509	3,535	3,833	11,023	11,207
Amortization of purchased technology	--	298	471	597	1,462
Gross profit	14,194	13,473	12,073	37,568	32,193

Operating expenses:
Research and development, net	4,052	3,892	3,177	12,343	10,088
Selling, general and administrative	2,956	3,062	2,651	8,962	7,384
Total operating expenses	7,008	6,954	5,828	21,305	17,472

Operating income	7,186	6,519	6,245	16,263	14,721

Financial income, net	467	369	299	1,162	818
Income before taxes	7,653	6,888	6,544	17,425	15,539

Taxes on income	3	2,116	2,043	3,530	5,922
Net income	$7,650	$4,772	$4,501	$13,895	$9,617

Net income per share:
Basic	$0.28	$0.18	$0.18	$0.52	$0.38
Diluted	$0.27	$0.17	$0.17	$0.50	$0.37
Weighted average shares used in per share calculation:
Basic	26,900,439	26,600,650	25,421,522	26,569,283	25,080,837
Diluted	28,046,688	27,911,054	26,524,702	27,912,322	25,810,870

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2011	2010

GAAP gross profit	$14,194	$13,473	$12,073	$37,568	$32,193
Stock-based compensation	73	73	58	286	169
Amortization of purchased technology	--	298	471	597	1,462

Non-GAAP gross profit	$14,267	$13,844	$12,602	$38,451	$33,824

GAAP gross profit as percentage of revenues	75.9%	77.9%	73.7%	76.4%	71.8%
Non-GAAP gross profit as percentage of revenues	76.3%	80.0%	76.9%	78.2%	75.4%

GAAP operating expenses	$7,008	$6,954	$5,828	$21,305	$17,472
Stock-based compensation:
Research and development	(1,107)	(1,119)	(754)	(3,352)	(2,159)
Selling, general and administrative	(1,012)	(908)	(677)	(2,750)	(1,870)
Amortization of intangible assets
Selling, general and administrative	(95)	(95)	(194)	(285)	(580)

Non-GAAP operating expenses	$4,794	$4,832	$4,203	$14,918	$12,863

GAAP operating income	$7,186	$6,519	$6,245	$16,263	$14,721

Non-GAAP operating income	$9,473	$9,012	$8,399	$23,533	$20,961

GAAP net income	$7,650	$4,772	$4,501	$13,895	$9,617
Stock-based compensation	2,192	2,100	1,489	6,388	4,198
Amortization of purchased intangible assets	95	393	665	882	2,042
Taxes on income*	3	2,116	2,043	3,530	5,922

Non-GAAP net income	$9,940	$9,381	$8,698	$24,695	$21,779

Non-GAAP net income per share - Diluted	$0.35	$0.33	$0.32	$0.87	$0.82
Non-GAAP weighted average shares - Diluted**	28,577,753	28,455,818	27,130,452	28,381,465	26,427,024

*
Taxes on income represent the non-cash utilization of a deferred tax asset with respect to the Company's estimate of its accumulated taxable income in accordance with FASB ASC 740. Once the Company completes the utilization of the deferred tax asset, the Company expects to be exempt from Israeli companies taxes for a period of ten years due to benefits provided to the Company pursuant to the Company's Israeli approved and privileged enterprise programs.

**
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Balance Sheet
(U.S. Dollars in thousands)
	September 30,	December 31,
	2011	2010
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities	$127,637	$101,310
Trade receivables, net	10,339	8,988
Other receivables	1,260	1,178
Inventories	6,047	4,522
Deferred tax assets, net	--	3,443
Total current assets	145,283	119,441

NON CURRENT ASSETS:
Severance pay fund	5,185	5,209
Long term investment and others	343	335
Total non current assets	5,528	5,544

PROPERTY AND EQUIPMENT, NET	510	419

Goodwill	96,276	96,276
Intangible assets, net	300	1,181

TOTAL ASSETS	$247,897	$222,861

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$716	$1,289
Other payables and accrued expenses	5,663	6,569
Total current liabilities	6,379	7,858

LONG TERM LIABILITIES:
Accrued severance pay	6,082	5,974

SHAREHOLDERS’ EQUITY:
Share capital	154	149
Additional paid-in capital	285,713	271,959
Accumulated other comprehensive income (loss)	(707)	540
Accumulated deficit	(49,724)	(63,619)
Total shareholders’ equity	235,436	209,029

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$247,897	$222,861

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Selected Condensed Consolidated Cash Flow Data
(U.S. Dollars in thousands)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2011	2011	2010	2011	2010
Cash flows from operating activities:
Net income	$7,650	$4,772	$4,501	$13,895	$9,617
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	162	452	712	1,064	2,191
Decrease (increase) in trade and other receivables, net	(2,100)	(929)	(1,199)	(1,734)	3,810
Increase in inventory	(87)	(12)	(922)	(1,525)	(2,076)
Decrease in deferred tax asset	--	2,110	2,011	3,513	5,859
Increase (decrease) in trade payables and other accrued liabilities, net	(1,996)	674	403	(1,707)	(3,469)
Stock-based compensation	2,192	2,100	1,489	6,388	4,198

Net cash provided by operating activities	5,821	9,167	6,995	19,894	20,130

Cash flows from investing activities:
Purchase of property and equipment	(138)	(51)	(46)	(314)	(311)
Cash paid for investment in affiliated Company	--	--	(200)	--	(200)

Net cash used in investing activities	(138)	(51)	(246)	(314)	(511)

Cash flows from financing activities:
Proceeds from issuance of share capital	--	--	--	--	1,072
Proceeds from exercise of options	1,466	3,432	2,795	7,371	5,098

Net cash provided by financing activities	1,466	3,432	2,795	7,371	6,170

Unrealized gain (loss) on marketable securities, net	(542)	9	288	(624)	107

Increase in cash, cash equivalents and marketable securities	6,607	12,557	9,832	26,327	25,896
Cash, cash equivalents and marketable securities at the beginning of the period	121,030	108,473	83,302	101,310	67,238
Cash, cash equivalents and marketable securities at the end of the period	$127,637	$121,030	$93,134	$127,637	$93,134